February 5, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (214) 977-8209

Mr. Robert W. Decherd
Chief Executive Officer
Belo Corp.
P.O. Box 655237
Dallas, TX 75265-5237

      Re: Belo Corp.
              Definitive 14A
              Filed April 3, 2007
              File No. 001-08598

Dear Mr. Decherd:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

                            Sincerely,

                            Daniel Morris
                            Attorney-Advisor